Exhibit 99.1

News Release
For Immediate Release
Contacts:

Bill Newbould	Nick Laudico/Sara Pellegrino
Vice President, Investor Relations	The Ruth Group
Eurand N.V.	+1 646-536-7030/7002
+1 267-759-9335	nlaudico@theruthgroup.com
bill.newbould@eurand.com	spellegrino@theruthgroup.com
EURAND REPORTS KEY ACHIEVEMENTS
AND STRONG REVENUE GROWTH FOR THIRD QUARTER 2009
Key Achievements:
•	Received U.S. Food and Drug Administration (FDA) approval for lead proprietary product ZENPEP™ (pancrelipase) Delayed-Release Capsules, a pancreatic enzyme product (PEP) for the treatment of exocrine pancreatic insufficiency (EPI) due to cystic fibrosis (CF) or other conditions; launch is expected to commence by the end of November 2009

•	Grew third quarter 2009 revenues 25%, or 19% at constant currency rates, to EUR 30.6 million ($44.8 million) compared with the same period in 2008

•	Continued to grow revenues from Pancrelipase, Eurand’s unbranded PEP, which held 21.2% of all prescriptions for coated PEPs for the week ended October 23, 2009, according to IMS Health Incorporated

•	Increased total cash, cash equivalents and marketable securities to EUR 31.3 million ($45.8 million) at September 30, 2009, up EUR 8.6 million ($12.5 million) from December 31, 2008

•	On October 27th, 2009, completed a public offering of 9,775,000 ordinary shares at $11.25 per share, including 2,000,000 newly issued shares and exercise of over-allotment option of 1,275,000 shares. The net proceeds of approximately $20.6 million from the sale of the newly issued shares will add substantially to the Company’s cash reserves.
AMSTERDAM, The Netherlands, Nov. 5, 2009 – Eurand N.V. (NASDAQ: EURX), a global specialty pharmaceutical company, today reported revenues of EUR 30.6 million ($44.8 million) for the three months ended September 30, 2009, an increase of 25%, or 19% percent at constant currency rates, from the third quarter of 2008.
The increase in revenues for the 2009 third quarter was led by strong sales of Eurand’s unbranded pancreatic enzyme product, Pancrelipase, currently the second-most prescribed coated PEP with a 21.2% share of total prescriptions dispensed through October 23, 2009.

Also contributing to the strong quarterly performance was continued growth in sales of partnered products, in particular ULTRASE® by Axcan and AMRIX® by Cephalon.
“Eurand had another excellent quarter, highlighted by the FDA approval of our first proprietary product, ZENPEP, as well as continued strong revenue growth and positive cash flow,” said Gearóid Faherty, Chairman and Chief Executive Officer. “We eagerly await the upcoming launch of ZENPEP, which we believe lays the foundation for our long-term growth and profitability.” He noted that Eurand is completing pre-launch preparations including training its sales organization, finalizing marketing and promotional materials, and preparing launch stock for shipment.
“We continue to perform well across all areas of our business,” Faherty added. “We believe that with the upcoming launch of ZENPEP, the ongoing launch of LAMICTAL® ODT™ by our partner GlaxoSmithKline and the continued success of our other partnered products, we are well positioned to sustain the strong revenue growth we have achieved year to date in 2009.”
RECENT CORPORATE DEVELOPMENT
On October 27, 2009, Eurand completed a public offering of 9,775,000 ordinary shares, including over-allotments, at $11.25 per share. The Company intends to use the net proceeds of approximately $20.6 million from the issuance and sale of its 2,000,000 ordinary shares to fund potential product acquisitions and/or potential acquisitions of complementary businesses and research and development of additional product candidates, as well as other general corporate purposes. The remaining 7,775,000 shares were sold by current stockholders, Warburg, Pincus Equity Partners, L.P. (including two affiliated partnerships) and Warburg, Pincus Ventures International, L.P.. Chairman and Chief Executive Officer Gearóid Faherty, Eurand’s second-largest shareholder, elected not to sell any shares in this offering.  The shares were offered through an underwriting syndicate led by Deutsche Bank Securities and BofA Merrill Lynch, together with co-managers Cowen and Company and Thomas Weisel Partners LLC.
PRODUCT DEVELOPMENT PIPELINE UPDATE:
EUR-1008 – ZENPEP™ (pancrelipase) Delayed-Release Capsules
•	As announced on August 28, 2009, the FDA approved ZENPEP (EUR-1008) for the treatment of exocrine pancreatic insufficiency due to cystic fibrosis or other conditions. ZENPEP is the only FDA-approved pancreatic enzyme product that has been evaluated in clinical studies in adults and children – including children from one to seven years old – and will offer four dosage strengths to meet the varied needs of infants, toddlers, adolescents and adults with EPI. ZENPEP is the sixth Eurand-developed product to be approved by the FDA since 2001 and the second this year following the May 8th approval of LAMICTAL® ODT™ (lamotrigine) Orally Disintegrating Tablets.

•	Eurand has completed a Phase III trial with ZENPEP in patients with chronic pancreatitis and the data are currently under evaluation.

EUR-1048 – LAMICTAL® ODT™ (lamotrigine) Orally Disintegrating Tablets
•	As announced on May 11, 2009, the FDA approved EUR-1048, LAMICTAL ODT for the treatment of Bipolar I disorder and seizures. Eurand’s partner, GlaxoSmithKline, launched LAMICTAL ODT in late June 2009. Co-developed by Eurand and GSK, LAMICTAL ODT uses Eurand’s AdvaTab® orally disintegrating tablet and Microcaps® taste-masking technologies. In addition to receiving an undisclosed milestone payment upon launch, Eurand earns revenue for manufacturing LAMICTAL ODT tablets for GSK, royalties on net sales of the product and milestone payments in connection with LAMICTAL ODT achieving predetermined sales levels in the U.S.
EUR-1025 – Once-Daily Formulation of Ondansetron
•	As previously disclosed, Eurand conducted two pivotal pharmacokinetic studies of EUR-1025, a proprietary once-a-day oral modified-release formulation of ondansetron versus an 8 mg dose of the anti-emetic drug Zofran® (ondansetron). Based on the results of these studies, the Company expects that EUR-1025 has a similar efficacy and safety profile as 8 mg Zofran dosed three times a day. Eurand has recently initiated discussions with the FDA regarding the future development of EUR-1025.
THIRD QUARTER 2009 FINANCIAL RESULTS
Total revenues were EUR 30.6 million ($44.8 million) in the third quarter of 2009, an increase of approximately 25%, or 19% at constant currency rates, compared with the third quarter of 2008.
Product sales grew 24%, or 19% at constant currency rates, to EUR 25.1 million ($36.7 million) in the third quarter of 2009 compared with the same period of 2008. This increase can be attributed mainly to sales of ULTRASE to Axcan and sales of Eurand’s Pancrelipase product. Royalties were EUR 2.8 million ($4.1 million), representing an increase of 40%, or 34% at constant currency rates, compared with the third quarter of 2008, due primarily to AMRIX by Cephalon. Development fees for the third quarter of 2009 were EUR 2.7 million ($4.0 million), up 13%, or 9% at constant currency rates, from the prior year period. Revenue from development fees can fluctuate from quarter to quarter because a significant portion of fees are recognized upon achievement of development milestones.
Cost of goods sold was EUR 15.5 million ($22.7 million) for the three months ended September 30, 2009, up 10%, or 8% at constant currency rates, compared with the same period in 2008. The margin on product sales was 38.1% versus 30.1% in the third quarter of 2008, reflecting the increased proportion of higher margin products within the total product sales figure.
Research and development (R&D) expenses were EUR 6.5 million ($9.5 million) for the three months ended September 30, 2009, up 36%, or 33% at constant currency rates, compared with the same period in 2008. Selling, general and administrative (SG&A) expenses of EUR 7.9 million ($11.5 million) were up 6%, or 3% at constant currency rates, compared with the third quarter of 2008.

Operating income for the third quarter of 2009 was EUR 0.4 million ($0.6 million) versus operating income of EUR 22.5 million ($32.9 million) for the comparable period of 2008.

The settlement of litigation with UCB for $35 million in August 2008 translated at the then exchange rate of approximately EUR1=$1.43 into a gain of EUR 24.4 million ($35.7 million at the convenience rate) was recorded as income from litigation settlement, a component of Eurand’s operating income for the third quarter of 2008. Excluding this one-time gain, operating results would have been a loss of approximately EUR 1.9 million ($2.8 million) for the third quarter of 2008.
Tax expense was EUR 0.9 million ($1.3 million) versus EUR 2.4 million ($3.5 million) for the third quarter of 2008. Tax expense for the three months ended September 30, 2008 included EUR 1.4 million ($2.0 million) of provision expense related to amounts required to be recorded for changes to the tax position.
Net loss for the third quarter of 2009 was EUR 0.4 million ($0.6 million) or EUR (0.01) per fully diluted share ($(0.01) per share). Net income for the third quarter of 2008 was EUR 20.2 million ($29.6 million), or EUR 0.43 per fully diluted share ($0.63 per share).
At September 30, 2009, cash, cash equivalents and marketable securities totaled EUR 31.3 million ($45.8 million). This included the first of two $5 million anniversary payments as part of the $35 million cash settlement of litigation with UCB, Inc. in August 2008.
YEAR-TO-DATE 2009 FINANCIAL RESULTS
For the nine months ended September 30, 2009, total revenues were EUR 90.3 million ($132.1 million), an increase of approximately 24%, or 15% at constant currency rates, compared with the same period of 2008. The increase in revenues can be attributed primarily to sales of Pancrelipase and sales of ULTRASE to Axcan, to higher royalties, notably from AMRIX by Cephalon, and to higher development fees.
Product sales grew 21%, or 12% at constant currency rates, to EUR 73.2 million ($107.0 million) year to date in 2009 compared with the same period of 2008. Royalties of EUR 8.1 million ($11.9 million) were up 51%, or 36% at constant currency rates, compared with the first nine months of 2008. Development fees were EUR 9.0 million ($13.2 million), up 33%, or 23% at constant currency rates, from the prior year period.
Cost of goods sold was EUR 45.3 million ($66.3 million) for the nine months ended September 30, 2009, up 14% from the prior year period, or 8% at constant currency rates. The margin on product sales was 38.0% year to date in 2009 versus 34.7% for the comparable period in 2008, reflecting the increased proportion of higher margin pancreatic enzyme products within the total product sales figure.
R&D expenses were EUR 18.2 million ($26.6 million) for the nine months ended September 30, 2009, up 38%, or 30% at constant currency rates, compared with the same period in 2008. SG&A expenses of EUR 24.5 million ($35.9 million) were up 5% compared with the nine months in 2008 but were down 1% at constant currency rates.
For the year to date in 2009, operating income was EUR 1.2 million ($1.8 million). For the nine months in 2008, operating income was EUR 20.1 million ($29.4 million). The settlement of litigation with UCB for $35 million translated at the then current exchange rate of approximately EUR1=$1.43 into a gain of EUR 24.4 million ($35.7 million at the convenience rate) was recorded as income from litigation settlement, a component of Eurand’s operating income for the nine months ended September 30, 2008. Excluding the impact of this gain, operating results would have been a loss of EUR 4.3 million ($6.3 million) year to date in 2008.
The net loss for the first nine months of 2009 was EUR 2.0 million ($2.9 million), or EUR (0.04) per fully diluted share ($(0.06) per share). Net income was EUR 16.4 million ($24.0 million), or EUR 0.35 per fully diluted share ($0.52 per share), for the first nine months of 2008.
Attached to this news release are three tables:
1.	Selected consolidated statements of operations for the three months ended September 30, 2009 compared with the same period in 2008

2.	Selected consolidated statements of operations for the nine months ended September 30, 2009 compared with the same period in 2008

3.	Selected balance sheet data as of September 30, 2009 and December 31, 2008
This news release contains translations of euros into U.S. dollars at a convenience rate of EUR1=$1.463, the noon buying rate at the Federal Reserve Bank of New York on September 30, 2009.
Percentage variances quoted in “Constant Currency” represent the increase or decrease recomputed as if euro/dollar exchange rates had been the same in the three months ended September 30, 2009 as they were in the same period in 2008. As a guide, average exchange rates were EUR1=$1.430 in the three months to September 30, 2009, EUR1=$1.365 in the nine months to September 30, 2009, EUR1=$1.503 in the three months to September 30, 2008 and EUR1=$1.522 in the nine months to September 30, 2008.
Conference Call Information
Eurand will host a conference call today, Thursday, November 5, 2009 at 8:30 a.m. Eastern Time, 2:30 p.m. Central Europe Time, covering the third quarter and nine months 2009 financial results.
To participate in the conference call, U.S. participants dial 1-877-407-9039, international participants dial +1-201-689-8470. A replay of the call will be available until December 5, 2009. To participate in the replay of the call, U.S. participants dial 1-877-660-6853, international participants dial +1-201-612-7415. The account number is: 3055, conference ID number: 334294.
A live web cast of the call will also be available from the investor relations section of the company website at www.eurand.com. Following the live webcast, the archived version of the call will be available at the same URL until December 5, 2009.
About Eurand
Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies.  Eurand has had six products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners.  The Company’s technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles, taste-masking orally disintegrating tablet (ODT) formulations, and drug conjugation.
Eurand is a global company with facilities in the U.S. and Europe.  For more information, visit www.eurand.com.
Forward-Looking Statement
This release, and oral statements made with respect to information contained in this release, constitute forward-looking statements.  Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact.  The words “expects”, “potentially”, “anticipates”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements.  A non-exclusive list of important factors that may affect future results may be found in Eurand’s filings with the Securities and Exchange Commission, including its recently filed Form F-3, annual report on Form 20-F and periodic reports on Form 6-K. Investors should evaluate any statement in light of these important factors. Forward-looking statements contained in this press release are made as of this date, and the Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.  Actual events could differ materially from those anticipated in the forward-looking statements.
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LAMICTAL ODT is a trademark of the GlaxoSmithKline group of companies.

Selected consolidated statements of operations for the three months ended September 30, 2009 compared with the same period in 2008

				% Change
	Three months ended September 30,			At	At
	2009	2009	2008	current	constant
	$’000(a)	euro’000	euro’000	currency	currency
Product sales	36,653	25,053	20,131	+24%	+19%
Royalty income	4,118	2,815	2,013	+40%	+34%
Development fees	3,984	2,723	2,407	+13%	+9%

Total revenues	44,755	30,591	24,551	+25%	+19%
Cost of goods sold	(22,701)	(15,517)	(14,078)	+10%	+8%
R & D expenses	(9,470)	(6,473)	(4,744)	+36%	+33%
S,G & A expenses	(11,492)	(7,855)	(7,423)	+6%	+3%
Amortization of intangibles	(492)	(336)	(213)	+58%	+54%
Income from litigation settlement	—	—	24,404	N.M.	N.M.

Operating income	600	410	22,497	N.M.	N.M.

Financial income	171	117	115	N.M.	N.M.

Income before taxes	771	527	22,612	N.M.	N.M.

Income taxes	(1,347)	(921)	(2,378)	N.M.	N.M.

Net income (loss)	(576)	(394)	20,234	N.M.	N.M.

Basic net income (loss) per share	$(0.01)	€(0.01)	€0.45
Diluted net income (loss) per share	$(0.01)	€(0.01)	€0.43
Weighted average number of shares used to compute basic income (loss) per share	45,775,720	45,775,720	45,062,378
Weighted average number of shares used to compute diluted income (loss) per share	45,775,720	45,775,720	46,622,060

(a)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.463, the noon buying rate at the Federal Reserve Bank of New York on September 30, 2009.

Selected consolidated statements of operations for the nine months ended September 30, 2009 compared with the same period in 2008

				% Change
	Nine months ended September 30,			At	At
	2009	2009	2008	current	constant
	$’000(a)	euro’000	euro’000	currency	currency
Product sales	107,020	73,151	60,675	+21%	+12%
Royalty income	11,869	8,113	5,370	+51%	+36%
Development fees	13,218	9,035	6,787	+33%	+23%

Total revenues	132,107	90,299	72,832	+24%	+15%
Cost of goods sold	(66,313)	(45,327)	(39,632)	+14%	+8%
R & D expenses	(26,621)	(18,196)	(13,174)	+38%	+30%
S,G & A expenses	(35,851)	(24,505)	(23,256)	+5%	-1%
Amortization of intangibles	(1,518)	(1,038)	(1,078)	-4%	-10%
Income from litigation settlement	—	—	24,404	N.M.	N.M.

Operating income	1,804	1,233	20,096	N.M.	N.M.

Financial income (expense)	(76)	(52)	365	N.M.	N.M.

Income before taxes	1,728	1,181	20,461	N.M.	N.M.

Income taxes	(4,610)	(3,151)	(4,042)	N.M.	N.M.

Net income (loss)	(2,882)	(1,970)	16,419	N.M.	N.M.

Basic net income (loss) per share	$(0.06)	€(0.04)	€0.37
Diluted net income (loss) per share	$(0.06)	€(0.04)	€0.35
Weighted average number of shares used to compute basic income (loss) per share	45,761,056	45,761,056	44,689,409
Weighted average number of shares used to compute diluted income (loss) per share	45,761,056	45,761,056	46,437,140

(a)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.463, the noon buying rate at the Federal Reserve Bank of New York on September 30, 2009.

Selected balance sheet data as of September 30, 2009 and December 31, 2008

	September 30,		December 31,
	2009	2009	2008
	$’000 (1)	euro’000	euro’000
Cash and cash equivalents	24,476	16,730	19,146
Marketable securities	21,333	14,582	3,592
Total debt	—	—	186
Total shareholders’ equity	147,922	101,109	102,102

(1)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.463, the noon buying rate at the Federal Reserve Bank of New York on September 30, 2009.